13014722

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
402

SEC FILE NUMBER
8- 46615

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marks Baughan Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Tower Bridge, Suite 275
(No. and Street)

Conshohocken	PA	19428
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Thornton 818-342-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr O'Connor & Lynam, LLP
(Name – *if individual, state last, first, middle name*)

1500 Lancaster Avenue	Paoli	PA	19301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/1/13

OATH OR AFFIRMATION

I, John N. Baughan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marks Baughan Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
LISA JARVIS
Notary Public
W. CONSHOHOCKEN BORO., MONTGOMERY CNTY
My Commission Expires Mar 4, 2013

2/27/13

Notary Public

Signature

Managing Member

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. Not Applicable
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Not Applicable
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 Not Applicable
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. Not Applicable
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. Not Applicable
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Not Applicable

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Report

MARKS BAUGHAN SECURITIES, LLC

December 31, 2012 and 2011

SIANA CARR O'CONNOR & LYNAM, LLP

CERTIFIED PUBLIC ACCOUNTANTS

MARKS BAUGHAN SECURITIES, LLC

Financial Statements and Supplementary Financial Information

For the Years Ended December 31, 2012 and 2011

and

INDEPENDENT AUDITOR'S REPORT

INDEX

SIANA CARR O'CONNOR & LYNAM, LLP

Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

Phone: 610-296-4200 * Fax: 610-296-3659
www.scolcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Member
Marks Baughan Securities, LLC
Conshohocken, Pennsylvania

Report on the Financial Statements
We have audited the accompanying statements of financial condition of Marks Baughan Securities, LLC as of December 31, 2012 and 2011, and the related statements of operations, members' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marks Baughan Securities, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III and the notes to the supplementary schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III and the notes to the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III and the notes to the supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Siana Carr O'Connor & Lynam, LLP
SIANA CARR O'CONNOR & LYNAM, LLP

February 19, 2013

Members of: *American Institute of Certified Public Accountants • Pennsylvania Institute of Certified Public Accountants • Private Companies Practice Section of American Institute of Certified Public Accountants*

MARKS BAUGHAN SECURITIES, LLC
Statements of Financial Condition
December 31, 2012 and 2011

Assets	2012	2011
Cash	$ 1,898,073	$ 332,876
Accounts receivable	4,392	153,964
Property and equipment, net	23,554	37,185
Prepaid expenses	19,193	11,292
Total assets	$ 1,945,212	$ 535,317

Liabilities and members' equity		
Liabilities:		
Accounts payable and accrued expenses	$ 140,115	$ 87,468
Accrued guaranteed payment due member	886,267	-
Accrued guaranteed payment due former member	210,250	-
Related party payable	7,024	17,698
Deferred revenue	10,375	81,986
Total liabilities	1,254,031	187,152
Members' equity	691,181	348,165
Total liabilities and members' equity	$ 1,945,212	$ 535,317

(The accompanying notes are an integral part of these financial statements.)

MARKS BAUGHAN SECURITIES, LLC
Statements of Operations
For the Years Ended December 31, 2012 and 2011

	2012	2011
Revenues:		
Fee revenues	$ 3,297,678	$ 1,701,208
Interest income	2,293	1,607
Total revenues	3,299,971	1,702,815
Expenses:		
Salaries, benefits and guaranteed payments	3,153,757	1,752,126
Other expenses	375,135	382,200
Occupancy and equipment	157,809	161,111
Communications and data processing	26,550	30,454
Interest expense	-	100
Total expenses	3,713,251	2,325,991
Net loss	$ (413,280)	$ (623,176)

(The accompanying notes are an integral part of these financial statements.)

MARKS BAUGHAN SECURITIES, LLC
Statements of Members' Equity
For the Years Ended December 31, 2012 and 2011

Balance, December 31, 2010	$ 971,341
Net loss	(623,176)
Balance, December 31, 2011	348,165
Capital contributions	756,296
Net loss	(413,280)
Balance, December 31, 2012	$ 691,181

(The accompanying notes are an integral part of these financial statements.)

MARKS BAUGHAN SECURITIES, LLC
Statements of Cash Flows
For the Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net loss	$ (413,280)	$ (623,176)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Depreciation	13,631	15,917
Capital contribution in lieu of guaranteed payment to member	686,296	-
(Increase) decrease in:		
Accounts receivable	149,572	(122,452)
Prepaid expenses	(7,901)	(3,562)
Increase (decrease) in:		
Accounts payable and accrued expenses	52,647	(1,671,922)
Accrued guaranteed payment due member	886,267	-
Accrued guaranteed payment due former member	210,250	-
Related party payable	(10,674)	(5,192)
Deferred revenue	(71,611)	50,042
Net cash provided (used) by operating activities	1,495,197	(2,360,345)
Cash flows from investing activities:		
Purchase of property and equipment	-	(4,181)
Net cash used by investing activities	-	(4,181)
Cash flows from financing activities:		
Capital contributions	70,000	-
Net cash provided by financing activities	70,000	-
Net increase (decrease) in cash	1,565,197	(2,364,526)
Cash - beginning of year	332,876	2,697,402
Cash - end of year	$ 1,898,073	$ 332,876

(The accompanying notes are an integral part of these financial statements.)

(1) NATURE OF OPERATIONS

Marks Baughan Securities, LLC (the Company) was organized as Marks Baughan & Co., LLC on March 9, 2004 and changed its name on May 10, 2007. The Company provides merger and acquisition and related advisory services, as well as private placement services to companies nationwide. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable

The Company carries accounts receivable at cost. Management considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been recorded. Management regularly assesses the collectability of receivables based on contractual terms and payment history. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue recognition

Fee revenue consists of merger and acquisition advisory fees, which are recognized once the transaction has been completed and the income is reasonably determinable, and retainers, which are recognized as earned over the term of the agreement.

Depreciation

Depreciation is provided on a straight-line basis over the assets' estimated useful lives ranging from two to seven years. Depreciation expense for the years ended December 31, 2012 and 2011 was $13,631 and $15,917, respectively.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company has elected under the Internal Revenue Code to be a non-taxpaying entity (a partnership) for federal and state income tax purposes through December 31, 2012. Earnings and losses are included in the members' personal income tax returns.

Effective January 1, 2013, due to the departure of one of its members, the Company will become a single member LLC. As a single member LLC, the Company will be a disregarded entity for tax purposes whereby its income or loss will be reflected on the single member's personal tax return.

Guaranteed payments to members

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as Company expenses rather than as allocations of Company net income.

(3) PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2012	2011
Computer equipment	$ 80,076	$ 80,076
Software	37,914	37,914
Furniture and fixtures	55,306	55,306
Website	6,575	6,575
	179,871	179,871
Less: accumulated depreciation	156,317	142,686
	$ 23,554	$ 37,185

(4) COMMITMENTS AND CONTINGENCIES

Operating leases

The Company subleases office space from an entity related through common ownership and management under an agreement expiring on August 31, 2013. The agreement requires the Company to pay a percentage of the rent, operating expenses, real estate taxes and other fees paid by the related party under its lease agreement. The Company also had two automobile leases one which expired in 2011 and the other which was terminated effective December 31, 2012. In addition, in January 2009, the Company entered into a three year lease for office space in Minnesota, commencing February 1, 2009. This lease was amended in March, 2011 and was extended through January 31, 2014. The lease requires the Company to pay rent, and its proportionate share of real estate taxes and common area maintenance expenses.

(4) COMMITMENTS AND CONTINGENCIES (CONTINUED)

At December 31, 2012, future minimum lease payments (including those accrued in the amount of $5,187 at December 31, 2012) under the operating leases are as follows:

2013	$ 96,951
2014	1,150
	$ 98,101

Rent expense, including operating expenses, real estate taxes and other fees, under the sublease and office lease for the years ended December 31, 2012 and 2011 was $149,428 and $143,101, respectively. At December 31, 2012 and 2011, the Company had $5,187 and $11,636, respectively, due to the related party relating to the sublease.

Lease expense for the automobiles was $12,366 and $24,701 for 2012 and 2011, respectively.

The Company is reviewing various office space options once its lease expires in August 2013. The Company expects to enter into a three to five year lease with minimum lease payments ranging from $55,000 to $114,000 annually.

(5) RELATED PARTY TRANSACTIONS

Expense sharing

During the years ended December 31, 2012 and 2011, the Company reimbursed an entity related through common ownership and management for the Company's allocated share of certain operating expenses paid by this entity. At December 31, 2012 and 2011, the Company had $1,837 and $6,062, respectively, due to the related party for expenses that were not yet reimbursed.

Operating lease

As disclosed in Note 4, the Company subleases office space from an entity related through common ownership and management.

Effective July 1, 2012, the Company is subleasing office space on a month-to-month basis to a party related through common ownership. The agreement with this party requires the Company to be paid monthly payments in the amount of $1,437.

Management fee

During the year ended December 31, 2011, the Company provided various services to an entity related through common ownership and management. Fees charged to this entity were $80,000 and are included in accounts receivable at December 31, 2011. No services were provided to this entity in 2012.

(5) RELATED PARTY TRANSACTIONS (CONTINUED)

Accrued Guaranteed Payment due Former Member

Included in accrued guaranteed payment due former member is $150,000 which will be converted to a note payable in 2013. In accordance with the agreement, 10% of fees or commissions received by the Company will be used to pay down the note. The note is non-interest bearing as long as the terms of the agreement are followed. If the loan goes into default, the default interest rate is 3% on the then outstanding balance.

(6) LIMITED LIABILITY COMPANY

Since the Company is a limited liability company, no member shall be liable for the debts, liabilities, contracts or other obligations of the Company except to the extent of any unpaid capital contributions such member has agreed to make to the Company. In addition, no manager shall be liable for the debts, liabilities, contracts or other obligations of the Company. Neither any manager nor any officer, member, employee, agent, representative or affiliate of a manager shall have any liability to the Company or any member of any loss, cost or expense suffered or incurred by the Company or any member that arises out of or relates to any action or inaction of any such person if such action or omission to act was undertaken in good faith upon a determination that such course of conduct did not constitute gross negligence or willful misconduct on the part of the person.

The duration of the Company is perpetual.

(7) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2012, the Company had net capital, as defined, of $644,042, which was $560,440 in excess of its minimum required net capital of $83,602. The Company's ratio of aggregate indebtedness to net capital was 1.95 to 1 as of December 31, 2012.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under section (k)(2)i which provides an exemption for broker-dealers who do not hold customer funds or safekeep customer securities but maintain "Special Accounts for the Exclusive Benefit of Customers." Therefore, Schedules II and III on pages 12 and 13 are not applicable.

(8) SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash financing transaction

During the year ended December 31, 2012, a capital contribution in the amount of $686,296 was made in lieu of payment of a guaranteed payment to member.

(8) SUPPLEMENTAL CASH FLOW INFORMATION (CONTINUED)

Interest Paid

Cash paid for interest for the years ended December 31, 2012 and 2011 is as follows:

	2012	2011
Cash paid for interest	$ -	$ 100

(9) EMPLOYEE BENEFIT PLANS

401(k) plan

The Company has a 401(k) plan for all of its employees. The plan allows an annual discretionary Company match contribution, as well as an annual discretionary profit sharing contribution to the plan. There was no match contribution for 2012 or 2011. There were profit sharing contributions of $25,623 in 2012 and $22,244 in 2011.

Non-qualified deferred compensation plan

In 2005, the Company adopted a non-qualified deferred compensation plan for a select group of management and employees. At December 31, 2012, there were no deferred compensation contingent commitments.

The amounts are discretionary and are subject to the employees' continued employment with the Company through these vesting dates. During the years ended December 31, 2012 and 2011, expense of $36,500 and $111,500, respectively, was incurred under this plan.

(10) UNCERTAIN TAX POSITIONS

Management has evaluated all tax positions of the Company and has determined that any exposure is limited to certain states in which they have chosen not to file income tax returns. Although there are statutes of limitations for filing tax returns, generally they do not apply to companies that have never filed. Management believes that any amount due for income taxes, inclusive of interest and penalties, for states in which they have not filed, would not be material to the financial statements taken as a whole. As such, no amounts have been accrued for in the accompanying statements of financial condition.

(11) CONCENTRATIONS

Concentration of credit risk

The Company maintains cash at one financial institution. The money market balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2012, the uninsured balance was $1,582,337. Non-interest bearing checking accounts are guaranteed in full by the FDIC at December 31, 2012. The FDIC unlimited coverage on non-interest bearing accounts is no longer effective as of January 1, 2013.

(11) CONCENTRATIONS (CONTINUED)

Concentration of revenue

For the years ended December 31, 2012 and December 31, 2011, approximately 90% of revenue was derived from four customers.

(12) SUBSEQUENT EVENTS

Management has evaluated subsequent events through the issuance of the financial statements.

SUPPLEMENTARY

FINANCIAL

INFORMATION

Schedule I

MARKS BAUGHAN SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2012

Net capital:	
Member's equity	$ 691,181
Less - member's equity not allowable for net capital	-
Member's equity qualified for net capital	691,181
Less - non-allowable assets:	
Unsecured receivables	4,392
Property and equipment	23,554
Prepaid expenses	19,193
Total non-allowable assets	47,139
Net capital	$ 644,042
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 1,236,632
Related party payable	7,024
Deferred revenue	10,375
Total aggregate indebtedness	$ 1,254,031
Computation of basic net capital requirement:	
Net capital requirement	$ 83,602
Net capital	644,042
Excess of net capital	$ 560,440
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 518,639
Ratio of aggregate indebtedness to net capital	1.95 to 1

MARKS BAUGHAN SECURITIES, LLC
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

Not applicable: The Company does not hold customer funds or safekeep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

Schedule III

MARKS BAUGHAN SECURITIES, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

Not applicable: The Company does not hold customer funds or safekeep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

MARKS BAUGHAN SECURITIES, LLC
Notes to Supplemental Schedules
December 31, 2012

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2012 FOCUS Part IIA filing.

Not Applicable: there are no differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2012 FOCUS Part IIA filing.

Independent Auditor's Report on
Internal Control
Required by SEC Rule 17a-5

MARKS BAUGHAN SECURITIES, LLC

Year Ended December 31, 2012

SIANA CARR O'CONNOR & LYNAM, LLP

CERTIFIED PUBLIC ACCOUNTANTS

SIANA CARR O'CONNOR & LYNAM, LLP
Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

*Phone: 610-296-4200 * Fax: 610-296-3659*
www.scolcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Member of
Marks Baughan Securities, LLC
Conshohocken, Pennsylvania

In planning and performing our audit of the financial statements of Marks Baughan Securities, LLC (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

February 19, 2013

Independent Accountant's Report on Applying
Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

MARKS BAUGHAN SECURITIES, LLC

Year Ended December 31, 2012

SIANA CARR O'CONNOR & LYNAM, LLP

CERTIFIED PUBLIC ACCOUNTANTS

SIANA CARR O'CONNOR & LYNAM, LLP

Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

*Phone: 610-296-4200 * Fax: 610-296-3659*
www.scolcpa.com

INDEPENDENT ACCOUNTANT'S REPORT

To the Member of
Marks Baughan Securities, LLC
Conshohocken, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Marks Baughan Securities, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements in the Company's bank statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the supporting working paper prepared by the Company noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related working paper prepared by the Company supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

February 19, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090 2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a 5.

066615 FINRA DEC
MARKS BAUGHAN SECURITIES LLC 13*13
ONE TOWER BRIDGE STE 275
CONSHOHOCKEN PA 19428

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 8272

B. Less payment made with SIPC-6 filed (exclude interest) (2686)
7-31-12
Date Paid

C. Less prior overpayment applied (50)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 5536

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5536

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MARKS BAUGHAN SECUITIES LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 31 day of JANUARY, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,308,664

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions —0—

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions —0—

2d. SIPC Net Operating Revenues $ 3,308,664

2e. General Assessment @ .0025 $ 8272

(to page 1, line 2.A.)